UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Hongli Group Inc.
(Exact name of registrant as specified in its charter)

No. 777, Daiyi Road
Changle County, Weifang City
Shandong Province, China, 262400
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Effectiveness of Amended and Restated Memorandum and Articles of Association

As previously disclosed on the Report on Form 6-K field on June 11, 2026, at the extraordinary general meeting of shareholders of Hongli Group Inc. (the “Company”) held on June 5, 2026, the shareholders of the Company approved, among other matters, the re-designation and re-classification of the Company’s authorized share capital into Class A ordinary shares and Class B ordinary shares, the adoption of amended and restated articles of association, a share capital reduction, a share capital increase, and the adoption of amended and restated memoranda of association to reflect the foregoing changes.

The Company has completed the applicable filings with the Registrar of Companies of the Cayman Islands in connection with the foregoing matters. As a result, the Company’s amended and restated memorandum of association and amended and restated articles of association are effective. The Company’s current authorized share capital is US$50,000 divided into 4,900,000,000 Class A ordinary shares of par value US$0.00001 each and 100,000,000 Class B ordinary shares of par value US$0.00001 each. The Company’s Class A ordinary shares continue to trade on the Nasdaq Capital Market under the ticker symbol “HLP.”

Copies of the Company’s filed amended and restated memorandum of association and amended and restated articles of association are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K.

Incorporation by Reference

This report of foreign private issuer on Form 6-K is hereby incorporated by reference into (i) the registration statement on Form F-3 of the Company (File Number 333-289457), as amended, and (ii) the registration statement on Form S-8 of the Company (File Number 333-278321), as amended, and into the prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amended and Restated Memorandum of Association of Hongli Group Inc., adopted by special resolution passed on June 5, 2026 and made effective on June 16, 2026.
99.2	Amended and Restated Articles of Association of Hongli Group Inc., adopted by special resolution passed on June 5, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONGLI GROUP INC.

Date: July 30, 2026	By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

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